Exhibit 99.1

PRESS RELEASE
For immediate distribution

BRP REPORTS RESULTS FOR ITS FOURTH QUARTER

AND FY21 YEAR-END

In February 2021, BRP announced the introduction of its best-selling European snowmobile brand, Lynx,

to North America ©BRP2021

Highlights for FY21 Q4

•	Revenues of $1,815.1 million, an increase of $199.2 million compared to FY20 fourth quarter;

•	Normalized diluted earnings per share[1] are $1.82, an increase of $0.70 per share, while diluted earnings per share of $2.95, an increase of $1.63 per share when compared to FY20 fourth quarter.

Highlights for FY21:

•	Solid retail performance in North America with Powersports retail sales up 25% in FY21, compared to FY20, resulting in an all-time low level of its North American powersport dealer inventory;

•

Revenues of $5,952.9 million, a decrease of $99.8 million compared to FY20, as most of the Company’s manufacturing operations were temporarily suspended for two months in response to COVID-19 measures;

•

Outperformed FY21 guidance with Normalized diluted earnings per share[1] of $5.39, an increase of $1.56 per share or 41%, while diluted earnings per share of $4.10, an increase of $0.14 per share or 3.5%, when compared to FY20;

•	The Company realigned its marine business by winding down the Evinrude E-TEC outboard engines and focusing on the growth of its boat brands and new technologies;

•	On February 16, 2021, the Company repaid the US $600 million Term Loan B-2 and concurrently increased the outstanding amount under its Term Loan B-1 by US $300.0 million.

Fiscal 2022 full-year guidance

•	The Company is expecting a strong revenue growth ranging from 25% to 30% compared to FY21, with positive contributions from all its product lines;

•	Anticipated Normalized diluted earnings per share[1] of $7.25 to $8.00, representing a growth of 35% to 48% compared to FY21.

[1]	See “Non-IFRS Measures” section of this press release.

Valcourt, Quebec, March 25, 2021 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today reported its financial results for the three- and twelve-month periods ended January 31, 2021. All financial information is in Canadian dollars unless otherwise noted. The complete financial results are available on SEDAR, as well as in the Quarterly Reports section of BRP’s website.

“We are very pleased with our fourth quarter results which ended Fiscal 2021 on a strong note. We reported record results for the year thanks to our team’s ability to quickly implement initiatives to mitigate the impact of the pandemic while at the same time positioning the business to take advantage of the surge in consumer demand. Our strong start to the year was accelerated by an influx of new customers to our business. This unprecedented demand level led to a 25% year-over-year retail growth for our powersports products in North America,” said José Boisjoli, President and CEO.

“Fiscal 2022 is off to a strong start as well. We are seeing continued strong retail demand across all our product lines. In addition, we are making strategic investments in new products, production capacity and the electrification of our current product portfolio which bodes well for the future. We are well-positioned to deliver another strong year with an anticipated growth of 35% to 48% in diluted Normalized EPS.”

“I would like to thank our employees, suppliers and dealers for their agility, dedication and resilience during this past year. Their hard work allowed us to deliver exceptional results in Fiscal 2021. We are excited about the future with many projects in motion, including our investment in electric vehicles,” concluded Mr. Boisjoli.

Highlights for the Three- and Twelve-Month Periods Ended January 31, 2021

Revenues increased by $199.2 million, or 12.3%, to $1,815.1 million for the three-month period ended January 31, 2021, compared with $1,615.9 million for the corresponding period ended January 31, 2020. The revenue increase was mainly driven by a higher volume of products sold and lower sales programs due to a strong retail environment, partially offset by an unfavourable foreign exchange rate variation of $19 million.

The Company’s North American retail sales for powersports vehicles increased by 30% for the three-month period ended January 31, 2021 compared with the three-month period ended January 31, 2020. The increase was mainly driven by snowmobile, SSV and ATV. North American boat retail sales increased by 48% compared with the three-month period ended January 31, 2020.

Gross profit increased by $118.2 million, or 30.8%, to $501.9 million for the three-month period ended January 31, 2021, compared with $383.7 million for the corresponding period ended January 31, 2020. The gross profit increase includes an unfavourable foreign exchange rate variation of $21 million. Gross profit margin percentage increased by 400 basis points to 27.7% from 23.7% for the three-month period ended January 31, 2020. The increase was primarily due to positive pricing and sales programs variation due to the strong retail environment and a higher volume of Seasonal Products sold, partially offset by higher freight and logistic costs and an unfavourable foreign exchange rate variation.

Operating expenses increased by $66.5 million, or 35.7%, to $252.8 million for the three-month period ended January 31, 2021, compared with $186.3 million for the three-month period ended January 31, 2020. This increase was mainly attributable to the reversal in Fiscal 2020 of $40.5 million of provisions related to a favourable litigation decision, higher variable employee compensation expenses and continued product investments.

Revenues decreased by $99.8 million, or 1.6%, to $5,952.9 million for the twelve-month period ended January 31, 2021, compared with $6,052.7 million for the corresponding period ended January 31, 2020. The revenue decrease was primarily attributable to a lower volume of Year-Round Products and Seasonal Products due to the temporary suspension of production during part of the first half of Fiscal 2021 following government measures adopted in response to COVID-19, and to a lower volume of Marine products sold due to the wind-down of the Evinrude E-TEC outboard engines production. The decrease was partially offset by lower sales programs due to a strong retail environment, higher volume of Powersports PA&A and a favourable foreign exchange rate variation of $3 million.

The Company’s North American retail sales for powersports vehicles increased by 25% for the twelve-month period ended January 31, 2021 compared with the twelve-month period ended January 31, 2020, mainly due to an increase in SSV, ATV and snowmobile. North American boat retail sales increased by 10% compared with the twelve-month period ended January 31, 2020.

Gross profit increased by $18.3 million, or 1.3%, to $1,472.3 million for the twelve-month period ended January 31, 2021, compared with $1,454.0 million for the corresponding period ended January 31, 2020. The gross profit increase includes an unfavourable foreign exchange rate variation of $21 million. Gross profit margin percentage increased by 70 basis points to 24.7% from 24.0% for the twelve-month period ended January 31, 2020. The increase was the result of a positive pricing and sales programs variation due to the strong retail environment. The increase was partially offset by the under-absorption of fixed costs resulting from the temporary suspension of production, the costs related to the wind-down of the Evinrude E-TEC outboard engines production and higher labour, freight and logistic costs.

Operating expenses increased by $157.0 million, or 18.5%, to $1,006.7 million for the twelve-month period ended January 31, 2021, compared with $849.7 million for the twelve-month period ended January 31, 2020. The increase was mainly attributable to the impairment charge recorded during the first quarter of Fiscal 2021 for the Marine segment and the restructuring costs for a total of $214.4 million, partially offset by cost reduction initiatives to mitigate the COVID-19 impact.

QUARTERLY REVIEW BY SEGMENT

Powersports

Year-Round Products

Revenues from Year-Round Products increased by $54.6 million, or 7.7%, to $759.7 million for the three-month period ended January 31, 2021, compared with $705.1 million for the corresponding period ended January 31, 2020. The increase resulted mainly from a favourable product mix in SSV and lower sales programs due to a strong retail environment. The increase was partially offset by a lower volume of 3WV sold due to a change in the production schedule compared to the fourth quarter of Fiscal 2020 and an unfavourable foreign exchange rate variation of $8 million.

North American Year-Round Products retail sales increased on a percentage basis in the high-thirties range compared with the three-month period ended January 31, 2020.

Seasonal Products

Revenues from Seasonal Products increased by $128.7 million, or 23.7%, to $671.4 million for the three-month period ended January 31, 2021, compared with $542.7 million for the corresponding period ended January 31, 2020. The increase was driven by a higher volume of snowmobile and PWC sold, by lower sales programs due to a strong retail environment and by favourable pricing. The increase was partially offset by an unfavourable foreign exchange rate variation of $9 million.

North American Seasonal Products retail sales increased on a percentage basis in the mid-twenties range compared with the three-month period ended January 31, 2020.

Powersports PA&A and OEM Engines

Revenues from Powersports PA&A and OEM Engines increased by $41.5 million, or 19.2%, to $257.1 million for the three-month period ended January 31, 2021, compared with $215.6 million for the corresponding period ended January 31, 2020. The increase was mainly attributable to a higher volume of PA&A in SSV, ATV and snowmobile coming from strong unit retail sales and higher replacement parts revenue driven by an increased usage of products by consumers.

Marine

Revenues from the Marine segment decreased by $28.2 million, or 17.9%, to $129.2 million for the three-month period ended January 31, 2021, compared with $157.4 million for the corresponding period ended January 31, 2020. The decrease was mainly due to the wind-down of the Evinrude E-TEC outboard engines production resulting in a lower volume of outboard engines sold.

DECLARATION OF DIVIDEND

The Board of Directors approved a quarterly dividend of $0.13 per share for holders of its multiple voting shares and subordinate voting shares. The dividend will be paid on April 19, 2021 to shareholders of record at the close of business on April 5, 2021. The payment of each quarterly dividend remains subject to the declaration of that dividend by the Board of Directors.

The actual amount, the declaration date, the record date and the payment date of each quarterly dividend are subject to the discretion of the Board of Directors.

Fiscal Year 2022 Guidance

The table below sets forth BRP’s financial guidance for Fiscal Year 2022:

Financial Metric	FY21	FY22 Guidance[3] vs FY21
Revenues
Year-Round Products	$2,824.2	Up 35% to 40%
Seasonal Products	$1,825.0	Up 20% to 25%
Powersports PA&A and OEM Engines	$882.8	Up 10% to 15%
Marine	$420.9	Up 18% to 23%
Total Company Revenues	$5,952.9	Up 25% to 30%
Normalized EBITDA[1]	$999.0	Up 22% to 30%
Effective Tax Rate[1][2]	25.9%	26.0% to 26.5%
Normalized Earnings per Share – Diluted[1]	$5.39	Up 35% to 48% ($7.25 to $8.00)
Net Income	362.9	~$630M to $695M

Other assumptions for FY22 Guidance:

•	Depreciation expense: ~$280M

•	Net Financing Costs Adjusted: ~$75M

•	Weighted average number of shares – diluted: ~87M shares

•	Capital Expenditures: ~$575M to $600M

[1]	Please refer to “Non-IFRS Measures” section.
[2]	Effective tax rate based on Normalized Earnings before Normalized Income Tax.
[3]

Please refer to the “Caution Concerning Forward-Looking Statements” and “Key assumptions” sections of this press release for a summary of important risk factors that could affect the above guidance and of the assumptions underlying this Fiscal Year 2022 financial guidance.

Net Income data

	Three-month periods ended		Twelve-month periods ended
(in millions of Canadian dollars)	January 31, 2021	January 31, 2020	January 31, 2021	January 31, 2020	January 31, 2019
Revenues by category
Powersports
Year-Round Products	$759.7	$705.1	$2,824.2	$2,791.7	$2,240.6
Seasonal Products	671.4	542.7	1,825.0	1,901.4	1,803.5
Powersports PA&A and OEM Engines	256.8	215.4	882.8	799.8	707.5
Marine	127.2	152.7	420.9	559.8	492.2

Total Revenues	1,815.1	1,615.9	5,952.9	6,052.7	5,243.8
Cost of sales	1,313.2	1,232.2	4,480.6	4,598.7	3,990.4

Gross profit	501.9	383.7	1,472.3	1,454.0	1,253.4
As a percentage of revenues	27.7%	23.7%	24.7%	24.0%	23.9%
Operating expenses
Selling and marketing	102.2	88.9	332.5	382.5	336.9
Research and development	78.9	64.7	242.3	238.4	221.7
General and administrative	71.2	68.5	230.5	256.9	214.7
Other operating expenses (income)	0.5	(35.8)	24.3	(28.1)	7.5
Impairment charge	—	—	177.1	—	—

Total operating expenses	252.8	186.3	1,006.7	849.7	780.8

Operating income	249.1	197.4	465.6	604.3	472.6
Net financing costs	23.5	24.6	100.2	88.7	73.9
Foreign exchange (gain) loss on long-term debt	(99.3)	9.5	(118.9)	9.9	69.8

Income before income taxes	324.9	163.3	484.3	505.7	328.9
Income tax expense	60.7	45.1	121.4	135.1	101.6

Net income	$264.2	$118.2	$362.9	$370.6	$227.3

Attributable to shareholders	$264.3	$118.4	$363.4	$371.4	$227.0
Attributable to non-controlling interest	$(0.1)	$(0.2)	$(0.5)	$(0.8)	$0.3

Normalized EBITDA [1]	$313.1	$221.8	$999.0	$804.4	$655.9
Normalized net income [1]	$162.8	$100.2	$477.0	$358.4	$308.6

[1]	See “Non-IFRS Measures” section.

Other Financial data

	Three-month periods ended		Twelve-month periods ended
(in millions of Canadian dollars, except per share data)	January 31, 2021	January 31, 2020	January 31, 2021	January 31, 2020	January 31, 2019
Revenues by geography
United States	$944.6	$856.2	$3,306.5	$3,321.2	$2,817.1
Canada	296.9	238.9	923.4	951.8	845.5
International [1]	573.6	520.8	1,723.0	1,779.7	1,581.2

	$1,815.1	$1,615.9	$5,952.9	$6,052.7	$5,243.8

Declared dividends per share	$0.11	$0.10	$0.11	$0.40	$0.36
Weighted average number of shares – basic	87,440,713	88,617,489	87,519,856	92,760,943	98,291,845
Weighted average number of shares – diluted	89,508,263	89,888,161	88,604,984	93,813,815	99,588,888
Earnings per share - basic	$3.02	$1.34	$4.15	$4.00	$2.31
Earnings per share - diluted	2.95	1.32	4.10	3.96	2.28
Normalized earnings per share – basic [2]	1.86	1.13	5.46	3.87	3.14
Normalized earnings per share – diluted [2]	1.82	1.12	5.39	3.83	3.10

[1]	International is defined as all jurisdictions except the United States and Canada.
[2]	See “Non-IFRS Measures” section.

Conference Call and Webcast Presentation

Today at 9 a.m. EDT, BRP Inc. will host a conference call and webcast to discuss its FY21 fourth quarter results. The call will be hosted by José Boisjoli, President and CEO, and Sébastien Martel, CFO. To listen to the conference call by phone (event number 8886898), please dial 1-833-449-0987 (toll-free in North America). Click here for international dial-in numbers.

The Company’s fourth quarter FY21 MD&A, financial statements and webcast presentation will be posted in the Quarterly Reports section of BRP’s website and its Annual Information Form can be found in the Annual Reports section.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft, Manitou, Quintrex boats and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel business to fully enhance the riding experience. With annual sales of CA$6.0 billion from over 130 countries, our global workforce is made up of more than 14,500 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, Stacer, Savage, Evinrude and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including, but not limited to, statements relating to our Fiscal Year 2022, including financial guidance and related assumptions of the Company (including revenues, Normalized EBITDA, Effective Tax Rate, Normalized earnings per share, net income, depreciation expense, net financing costs adjusted, weighted average of the number of shares diluted and capital expenditures), the Company’s ability to deliver strong results, its expectation for continued strong retail demand across its product lines and its plan to make strategic investments in new products, production capacity and in the electrification of its vehicles, statements relating to the declaration and payment of dividendsstatements about the Company’s current and future plans, and other statements about the Company’s prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, financial position, market position, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, the expected growth in demand for products and services in the markets in which the Company competes, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market expected financial requirements and the availability of capital resources and liquidities or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of Canadian and United States securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, as further described below.

Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of its Annual Information Form: the impact of adverse economic conditions such as those resulting from the ongoing coronavirus (known as COVID-19) health crisis (including on consumer spending, the Company’s operations and supply and distribution chains, the availability of credit and the Company’s workforce); any decline in social acceptability of the Company’s products; fluctuations in foreign currency exchange rates; high levels of indebtedness; any unavailability of additional capital; unfavourable weather conditions; any failure of information technology systems or security breach; the Company’s international sales and operations; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials; seasonal sales fluctuations; any inability to comply with product safety, health, environmental and noise pollution laws; the Company’s large fixed cost base; any inability of dealers and distributors to secure adequate access to capital; the Company’s competition in product lines; any Company’s inability to successfully execute its growth strategy; any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any loss of members of the Company’s management team or employees who possess specialized market knowledge and technical skills; any inability to maintain and enhance the Company’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; the Company’s reliance on a network of independent dealers and distributors; any Company’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; any Company’s inability to successfully execute its manufacturing strategy or to meet customer demand as a result of manufacturing capacity constraints; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and trademarks; any deterioration in relationships with employees; pension plan liabilities; natural disasters; any failure to carry proper insurance coverage; volatility in the market price for the Subordinate Voting Shares; the Company’s conduct of business through subsidiaries; the significant influence of Beaudier Group and Bain Capital; and future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully.

Unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

KEY ASSUMPTIONS

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this press release and in preparing its Fiscal Year 2022 guidance, including the following: reasonable industry growth ranging from slightly down to up high-single digits %; market share that will remain constant or moderately increase; no further deterioration and a relatively rapid stabilization of global and North American economic conditions, including with respect to the ongoing COVID-19 crisis; any increase in interest rates will be modest; currencies will remain at near current levels; inflation will remain in line with central bank expectations in countries where the Company is doing business; the Company’s current margins, excluding the impact of the wind-down of Evinrude E-TEC outboard engines and COVID-19, will remain at current or improved levels; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; there will be no significant changes in tax laws or free trade arrangements or treaties applicable to the Company; no trade barriers will be imposed amongst jurisdictions in which the Company carries operations; and the absence of unusually adverse weather conditions, especially in peak seasons. BRP cautions that its assumptions may not materialize and that current economic conditions, including all of the current uncertainty resulting from the ongoing COVID-19 health crisis and its broader repercussions on the global economy, render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.

NON-IFRS MEASURES

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including Normalized revenues, Normalized gross profit, Normalized EBITDA, Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share.

Normalized revenues and Normalized gross profit are provided to assist investors in determining the financial performance of the Company on a consistent basis by excluding elements such as wind-down costs which are considered not being reflective of the ongoing operational performance of the Company. Normalized EBITDA is provided to assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities. Other elements, such as restructuring and wind-down costs, gain or loss on litigation and acquisition-related costs, may also be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company. Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share, in addition to the financial performance of operating activities, take into account the impact of investing activities, financing activities and income taxes on the Company’s financial results.

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

Normalized revenues is defined as revenues before normalized elements. Normalized gross profit is defined as gross profit before normalized elements. Normalized EBITDA is defined as net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements. Normalized net income is defined as net income before normalized elements adjusted to reflect the tax effect on these elements. Normalized income tax expense is defined as income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements. Normalized effective tax rate is based on Normalized net income before Normalized income tax expense. Normalized earnings per share—basic and Normalized earnings per share – diluted are calculated respectively by dividing the Normalized net income by the weighted average number of shares – basic and the weighted average number of shares – diluted. The Company refers the reader to the “Selected Consolidated Financial Information” section of this press release for the reconciliations of Normalized EBITDA and Normalized net income presented by the Company to the most directly comparable IFRS measure.

Reconciliation Tables

The following table presents the reconciliation of Net income to Normalized net income[1] and Normalized EBITDA[1].

	Three-month periods ended		Twelve-month periods ended
(in millions of Canadian dollars)	January 31, 2021	January 31, 2020	January 31, 2021	January 31, 2020	January 31, 2019
Net income	$264.2	$118.2	$362.9	$370.6	$227.3
Normalized elements
Foreign exchange (gain) loss on long-term debt and lease liabilities	(103.0)	9.9	(121.8)	10.4	69.8
Transaction costs and other related expenses [2]	0.2	0.6	1.5	2.9	2.7
Restructuring and related costs [3]	—	(0.3)	7.5	1.7	1.3
Impairment charge [4]	—	—	177.1	—	—
(Gain) loss on litigation [5]	—	(40.4)	(4.0)	(40.0)	1.3
Transaction costs on long-term debt	—	—	12.7	—	8.9
Evinrude outboard engines wind-down [6]	2.0	—	96.1	—	—
COVID-19 pandemic impact [7]	(1.7)	—	10.6	—	—
Gain on disposal of property, plant and equipment	—	—	(12.7)	—	—
Gain on NCIB	—	—	(12.2)	—	—
Depreciation of intangible assets related to business combinations	1.1	1.2	4.4	3.6	1.2
Other elements	—	0.9	0.6	0.9	(0.1)
Income tax adjustment	—	10.1	(45.7)	8.3	(3.8)

Normalized net income [1]	162.8	100.2	477.0	358.4	308.6
Normalized income tax expense [1]	60.7	35.0	167.1	126.8	105.4
Financing costs adjusted [1] [8]	26.2	24.9	107.3	90.9	68.0
Financing income adjusted [1] [8]	(2.7)	(0.3)	(7.6)	(2.2)	(2.2)
Depreciation expense adjusted [1] [9]	66.1	62.0	255.2	230.5	176.1

Normalized EBITDA [1]	$313.1	$221.8	$999.0	$804.4	$655.9

[1]	See “Non-IFRS Measures” section.
[2]	Costs related to business combinations.
[3]

The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.

[4]	During the twelve-month period ended January 31, 2021, the Company recorded an impairment charge of $177.1 million related to its Marine segment.
[5]	The Company was involved in patent infringement litigation cases with one of its competitors.
[6]

During the three- and twelve-month periods ended January 31, 2021, the Company incurred costs related to the wind-down of the Evinrude E-TEC outboard engines production such as, but not limited to, retail sales incentives, restructuring costs and other exit costs.

[7]	Incremental costs associated with the COVID-19 pandemic such as, but not limited to, labour cost related to furloughs.
[8]	Adjusted for transaction costs on long-term debt and NCIB gains and losses in net income.
[9]	Adjusted for depreciation of intangible assets acquired through business combinations.

The following table presents the reconciliation of Revenues to Normalized revenues [1] and Gross profit to Normalized gross profit [1].

	Three-month periods ended		Twelve-month periods ended
(in millions of Canadian dollars)	January 31, 2021	January 31, 2020	January 31, 2021	January 31, 2020	January 31, 2019
Revenues	$1,815.1	$1,615.9	$5,952.9	$6,052.7	$5,243.8
Evinrude outboard engine wind-down [2]	(9.6)	—	31.9	—	—

Normalized revenues [1]	$1,805.5	$1,615.9	$5,984.8	$6,052.7	$5,243.8
Gross profit	$501.9	$383.7	$1,472.3	$1,454.0	$1,253.4
As a percentage of revenues	27.7%	23.7%	24.7%	24.0%	23.9%

Evinrude outboard engine wind-down [2]	2.1	—	66.3	—	—
COVID-19 pandemic impact [3]	(1.7)	—	10.6	—	—

Normalized gross profit [1]	$502.3	$383.7	$1,549.2	$1,454.0	$1,253.4
As a percentage of Normalized revenues	27.8%	23.7%	25.9%	24.0%	23.9%

[1]	See “Non-IFRS Measures” section.
[2]

During the three- and twelve-month periods ended January 31, 2021, the Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, retail sales incentives, restructuring costs and other exit costs.

[3]	Incremental costs associated with the COVID-19 pandemic such as, but not limited to, labour cost related to furloughs.

For media enquiries:	For investor relations:

Elaine Arsenault	Philippe Deschênes
Senior Advisor, Media Relations	Investor Relations
Tel.: 514.238.3615	Tel.: 450.532.6462
media@brp.com	philippe.deschenes@brp.com